UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                             TO RULES 13d-1(b)(c),
                      AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                                (AMENDMENT NO. )*


                              Metal Management Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    591097209
--------------------------------------------------------------------------------
                                 (CUSIP Number)


       Ivy B. Dodes                            Marty Brandt
Credit Suisse First Boston          CSFB Global Opportunities Partners, L.P.
    11 Madison Avenue                 c/o Hemisphere Global Opportunities
 New York, New York 10010                       Partners, L.P.
Telephone: (212) 325-2000              Hemisphere House, Nine Church St.
                                         P.O. Box HM951, Hamilton HM11
                                              Hamilton, Bermuda
                                          Telephone: (441) 295-9166

--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       [ ]   Rule 13d-1(b)

       [X]   Rule 13d-1(c)

       [ ]   Rule 13d-1(d)

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 591097209                   13G                   PAGE 2 OF 17 PAGES
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Switzerland
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                0
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 602,984
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                602,984
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          602,984
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.8%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          IA, BK, HC
--------------------------------------------------------------------------------

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CUSIP No. 591097209                   13G                   PAGE 3 OF 17 PAGES
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        CSFB Global Opportunities Partners, L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                0
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 602,984
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                602,984
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          602,984
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.8%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 4 OF 17 PAGES
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        CSFB Global Opportunities Partners (Bermuda), L.P.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                0
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 602,984
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                602,984
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          602,984
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.8%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          PN
--------------------------------------------------------------------------------

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CUSIP No. 591097209                   13G                   PAGE 5 OF 17 PAGES
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        Hemisphere Global Opportunities Partners, Ltd.

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION
        Bermuda

--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                0
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 602,984
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                602,984
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          602,984
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.8%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          CO, HC
--------------------------------------------------------------------------------

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CUSIP No. 591097209                   13G                   PAGE 6 OF 17 PAGES
-----------------------------                       ---------------------------

--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS:
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        The Hemisphere Trust Company Limited
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)                                              (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        Bermuda
--------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                0
      NUMBER OF         --------------------------------------------------------
        SHARES          6       SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                 602,984
         EACH           --------------------------------------------------------
      REPORTING         7       SOLE DISPOSITIVE POWER
        PERSON
         WITH                   0
                        --------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER

                                602,984
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          602,984
--------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          6.8%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (See Instructions)

          OO, HC
--------------------------------------------------------------------------------

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                     PAGE 7 OF 17 PAGES
-----------------------------                       ---------------------------


ITEM 1(a).        NAME OF ISSUER.

                  Metal Management Inc.


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

                  500 North Dearborn Street, Suite 405
                  Chicago, Illinois  60610


ITEM 2(a).        NAMES OF PERSONS FILING.

                  (1) Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit. See Schedule I.

                  (2)   CSFB Global Opportunities Partners, L.P.

                  (3)   CSFB Global Opportunities Partners (Bermuda), L.P.

                  (4)   Hemisphere Global Opportunities Partners, Ltd.

                  (5)   The Hemisphere Trust Company Limited


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

                  (1)   Credit Suisse First Boston
                        Uetlibergstrasse 231
                        P.O. Box
                        900 CH-8070
                        Zurich, Switzerland

                  (2)   CSFB Global Opportunities Partners, L.P.
                        c/o Hemisphere Global Opportunities Partners, Ltd. Hemisphere House, Nine Church Street
                        P.O. Box HM 951, Hamilton HM11
                        Hamilton, Bermuda

                  (3) CSFB Global Opportunities Partners (Bermuda), L.P. c/o Hemisphere Global Opportunities Partners, Ltd. Hemisphere House, Nine Church Street
                        P.O. Box HM 951, Hamilton HM11
                        Hamilton, Bermuda

-----------------------------                       ---------------------------
CUSIP No. 591097209                           13G           PAGE 8 OF 17 PAGES
-----------------------------                       ---------------------------


                  (4) Hemisphere Global Opportunities Partners, Ltd. Hemisphere House, Nine Church Street
                        P.O. Box HM 951, Hamilton HM11
                        Hamilton, Bermuda

                  (5)   The Hemisphere Trust Company Limited
                        Hemisphere House, Nine Church Street
                        P.O. Box HM 951, Hamilton HM11
                        Hamilton, Bermuda


ITEM 2(c).        CITIZENSHIP.

                  (1)   Switzerland

                  (2)   Delaware

                  (3)   Bermuda

                  (4)   Bermuda

                  (5)   Bermuda

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.

                  Common Stock, par value $.01 per share.

ITEM 2(e).        CUSIP NUMBER
                  591097209


ITEM 3.

                  If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 9 OF 17 PAGES
-----------------------------                       ---------------------------

                  (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


ITEM 4.           OWNERSHIP.

                  (a) Amount beneficially owned:

                      (1) See response to Item 9 on page 2.

                      (2) See response to Item 9 on page 3.

                      (3) See response to Item 9 on page 4.

                      (4) See response to Item 9 on page 5.

                      (5) See response to Item 9 on page 6.


                  (b) Percent of class:

                      (1) See response to Item 11 on page 2.

                      (2) See response to Item 11 on page 3.

                      (3) See response to Item 11 on page 4.

                      (4) See response to Item 11 on page 5.

                      (5) See response to Item 11 on page 6.

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 10 OF 17 PAGES
-----------------------------                       ---------------------------


                  (c) Number of shares as to which the person has:

                        (i)   Sole power to vote or to direct the vote:

                               (1) See response to Item 5 on page 2.

                               (2) See response to Item 5 on page 3.

                               (3) See response to Item 5 on page 4.

                               (4) See response to Item 5 on page 5.

                               (5) See response to Item 5 on page 6.

                        (ii)  Shared power to vote or to direct the vote:

                               (1) See response to Item 6 on page 2.

                               (2) See response to Item 6 on page 3.

                               (3) See response to Item 6 on page 4.

                               (4) See response to Item 6 on page 5.

                               (5) See response to Item 6 on page 6.

                        (iii) Sole power to dispose or to direct the
                              disposition of:

                               (1) See response to Item 7 on page 2.

                               (2) See response to Item 7 on page 3.

                               (3) See response to Item 7 on page 4.

                               (4) See response to Item 7 on page 5.

                               (5) See response to Item 7 on page 6.

                        (iv) Shared power to dispose or to direct the disposition of:

                               (1) See response to Item 8 on page 2.

                               (2) See response to Item 8 on page 3.

                               (3) See response to Item 8 on page 4.

                               (4) See response to Item 8 on page 5.

                               (5) See response to Item 8 on page 6.


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the benficial owner of more than five percent of the class of sercurities, check the following [ ].

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Inapplicable.

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 11 OF 17 PAGES
-----------------------------                       ---------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  (1) See Schedule I.

                  (2) Inapplicable.

                  (3) Inapplicable.

                  (4) Inapplicable.

                  (5) Inapplicable.


ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Inapplicable.


ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Inapplicable.

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 12 OF 17 PAGES
-----------------------------                       ---------------------------



ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A. Joint Filing Agreement, dated as of December 17, 2001, by and among the Reporting Persons.

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 13 OF 17 PAGES
-----------------------------                       ---------------------------

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 17, 2001


                                  CREDIT SUISSE FIRST BOSTON
                                     acting solely on behalf of the Credit
                                     Suisse First Boston business unit



                                  By:  /s/ Ivy B. Dodes
                                     -------------------------------------------
                                     Name:  Ivy B. Dodes
                                     Title:


                                  CSFB GLOBAL OPPORTUNITIES PARTNERS, L.P.

                                  By: Hemisphere Global Opportunities
                                      Partners, Ltd., its General Partner



                                       By:  /s/  Marty Brandt
                                          --------------------------------------
                                          Name: Marty Brandt
                                          Title: Vice President


                                  CSFB GLOBAL OPPORTUNITIES PARTNERS
                                     (BERMUDA), L.P.

                                  By: Hemisphere Global Opportunities
                                      Partners, Ltd., its General Partner



                                       By:  /s/   Marty Brandt
                                          --------------------------------------
                                          Name: Marty Brandt
                                          Title: Vice President

-----------------------------                     ---------------------------
CUSIP No. 591097209                   13G                 PAGE 14 OF 17 PAGES
-----------------------------                     ---------------------------



                                  HEMISHERE GLOBAL OPPORTUNITIES PARTNERS, LTD.



                                  By:  /s/   Marty Brandt
                                     -------------------------------------------
                                     Name: Marty Brandt
                                     Title: Vice President





                                  THE HEMISPHERE TRUST COMPANY LIMTED



                                  By:  /s/   Tom Healy
                                     -------------------------------------------
                                     Name: Tom Healy
                                     Title: Director

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 15 OF 17 PAGES
-----------------------------                       ---------------------------


                                   SCHEDULE I

This Schedule 13G is being filed by, among others, Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH-8070, Zurich, Switzerland. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. CSFBI holds directly through direct and indirect subsidiaries the securities of CSFB Global Opportunities Advisers, LLC ("CSFB Advisers"), a limited liability company organized under the laws of Delaware. The ultimate parent company of the Bank and CSFB Advisers is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSFB Advisers performs certain investment advisory services on behalf of CSFB Global Opportunities Partners, L.P. ("CSFB Partners Delaware"), a limited partnership organized under the laws of Delaware, and CSFB Global Opportunities Partners (Bermuda), L.P. ("CSFB Partners Bermuda"), an exempted limited partnership organized under the laws of Bermuda, pursuant to a certain Amended and Restated Investment Advisory Agreement, dated as of October 16, 2001, among CSFB Advisers, CSFB Partners Delaware and CSFB Partners Bermuda. CSFB Partners Delaware and CSFB Partners Bermuda beneficially own 602,984 shares of common stock of Metal Management Inc. (based on 8,918,224 shares outstanding as of October 31, 2001 as reported on a Form 10-Q of Metal Management Inc. filed on November 14, 2001). Hemisphere Global Opportunities Partners, Ltd. is the general partner of CSFB Partners Delaware and CSFB Partners Bermuda. The sole shareholder of Hemisphere Global Opportunities Partners, Ltd. is The Hemisphere Trust Company Limited, as trustee of The Hemisphere Global Opportunities Partners Charitable Trust.

The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business, and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is:
Nuschelerstrasse 1, CH-8070, Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own shares of the securities of the issuer to which this schedule relates (the "Shares") and such Shares are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG and any of CSG's and the Bank's other business units.

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 16 OF 17 PAGES
-----------------------------                       ---------------------------




                                    EXHIBITS

Exhibit A.  Joint Filing Agreement, dated as of December 17, 2001, by and among the Reporting Persons.

-----------------------------                       ---------------------------
CUSIP No. 591097209                   13G                   PAGE 17 OF 17 PAGES
-----------------------------                       ---------------------------


               JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

This agreement, dated December 17, 2001, is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

                             [SIGNATURE PAGES FOLLOW]

                                    SIGNATURE

Dated:            December 17, 2001


                                    CREDIT SUISSE FIRST BOSTON
                                       acting solely on behalf of the Credit
                                       Suisse First Boston business unit



                                    By:  /s/ Ivy B. Dodes
                                       -----------------------------------------
                                       Name:  Ivy B. Dodes
                                       Title:


                                    CSFB GLOBAL OPPORTUNITIES PARTNERS, L.P.

                                    By: Hemisphere Global Opportunities
                                        Partners, Ltd., its General Partner



                                         By:  /s/  Marty Brandt
                                            ------------------------------------
                                            Name: Marty Brandt
                                            Title: Vice President


                                    CSFB GLOBAL OPPORTUNITIES PARTNERS
                                       (BERMUDA), L.P.

                                    By: Hemisphere Global Opportunities
                                        Partners, Ltd., its General Partner



                                         By:  /s/   Marty Brandt
                                            ------------------------------------
                                            Name: Marty Brandt
                                            Title: Vice President



                                    HEMISHERE GLOBAL OPPORTUNITIES
                                     PARTNERS, LTD.



                                    By:   /s/   Marty Brandt
                                        ------------------------------------
                                        Name: Marty Brandt
                                        Title: Vice President



                                    THE HEMISPHERE TRUST COMPANY LIMTED


                                    By:   /s/   Tom Healy
                                        ----------------------------------------
                                        Name: Tom Healy
                                        Title: Director